

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2018

David C. Frydenlund
Chief Financial Officer
ENERGY FUELS INC
225 Union Blvd., Suite 600
Lakewood, Colorado 80228

  Re: ENERGY FUELS INC
    Registration Statement on Form S-3
    Filed November 5, 2018
    File No. 333-228158

Dear Mr. Frydenlund:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ruairi Regan at 202-551-3269 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Beverages, Apparel and Mining

cc: Richard Raymer, Esq.